UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Director

On October 17, 2023, the Honorable Peter M. Milliken tendered his resignation to the Board of Directors (the “Board”) of Visionary Education Technology Holdings Group Inc. (the “Company”) resigning as a member of the Board (which includes his positions on Board committees). The Board accepted his resignation on December 6, 2023. As a result of Mr. Milliken’s resignation as a Board member, Mr. Milliken will not be standing for re-election at the 2023 Annual Shareholders Meeting of the Company to be held on December 11, 2023. There are no disagreement between Mr. Milliken and the Company on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

Following Mr. Milliken’s resignation, the Board of the Company is comprised of four (4) directors, including three (3) independent directors. The Company is currently in the process of looking to fill the Board vacancy and hope to fill the opening in 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: December 8, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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